Genesis Biopharma, Inc.
11500 Olympic Blvd. Suite 400
Los Angeles, CA 90064

December 2, 2011

Via EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F St. NE
Washington, DC 20549

Attention:	Justin Dobbie, Esq. Legal Branch Chief
J. Nolan McWilliams, Esq.

Re:           Genesis Biopharma, Inc. (the “Company”)
Amendment No. 1 to the Registration Statement on Form S-3
Filed September 13, 2011
File No. 333-175184

Form 10-K for fiscal year ended December 31, 2010
Filed on April 14, 2011
File No. 000-53127

Dear Messrs Dobbie and McWilliams:

On behalf of the Company, please find a response to the Commission’s letter of November 10, 2011.    For ease of review, the Commission’s comment is set forth immediately prior to the Company’s response.

Our Business – History and Organizational Matters, page 2

1.	We note your response to prior comment six. Please relocate your revised disclosure in the first paragraph on page five to one of the opening paragraphs in this section.

Response:  The revised disclosure has been relocated so as to appear in the first section on page 3 as paragraph 3.

In connection with the foregoing response and Pre-effective Amendment No. 3 as filed, the Company and its management acknowledge that they are responsible for the accuracy and adequacy of the disclosures made in the filing and that Pre-effective Amendment No. 3 on Form S-3 includes the information required under the Securities Act of 1933 and the applicable Securities Act rules.

The Company separately has responded to the Commission’s comments on its confidential treatment applications.  Once the comments are resolved, the Company  requests acceleration of the effectiveness of the Registration Statement.

Should you have any questions or comments regarding the within response and Pre-effective Amendment No. 3, please do not hesitate to contact the undersigned.

Sincerely, Genesis Biopharma, Inc.
/s/ Michael Handelman
Michael Handelman, Chief Financial Officer

cc:  Joseph A. Baratta, Esq.